Exhibit 23.1





                          INDEPENDENT AUDITORS' CONSENT





We consent to the incorporation by reference in this Registration Statement of Crane Co. on Form S-8 of our reports dated February 26, 2007, relating to the financial statements and financial statement schedule of Crane Co., which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans," effective December 31, 2006, and Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share Based Payments," effective January 1, 2006, and management's report on the effectiveness of internal control over financial reporting appearing in and incorporated by reference in the Annual Report on Form 10-K of Crane Co. for the year ended December 31, 2006.




Deloitte & Touche LLP
Stamford, Connecticut
April 23, 2007